Exhibit 12.1

The Dow Chemical Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended				For the year ended December 31,
	2008		2007		2007		2006		2005		2004		2003
					(in millions)
Net income from continuing operations	$941		$973		$2,887		$3,724		$4,535		$2,797		$1,739
Add (deduct):
Income taxes	299		335		1,244		1,155		1,782		877		(82)
Capitalized interest	(26)		(23)		(85)		(73)		(56)		(48)		(48)
Amortization of capitalized interest	21		20		79		70		70		65		65
Equity in earnings of nonconsolidated affiliates	(274)		(274)		(1,122)		(959)		(964)		(923)		(322)
Distributed income of earnings of nonconsolidated affiliates	319		230		774		616		495		370		130
Minority interests’ share in income	24		25		98		93		82		122		94
Preferred security dividends	(20)		(20)		(81)		(77)		(65)		(54)		(53)

Adjusted earnings	$1,284		$1,266		$3,794		$4,549		$5,879		$3,206		$1,523
Fixed charges:
Interest expense including amortization of debt discount and capitalized debt costs	$145		$146		$584		$616		$702		$747		$828
Capitalized interest	26		23		85		73		56		48		48
Preferred security dividends	20		20		81		77		65		54		53
Rental expense - interest component	28		29		124		131		133		135		121

Total fixed charges	$219		$218		$874		$897		$956		$984		$1,050
Earnings available for the payment of fixed charges	$1,503		$1,484		$4,668		$5,446		$6,835		$4,190		$2,573
Ratio of earnings to fixed charges	6.9	x	6.8	x	5.3	x	6.1	x	7.2	x	4.3	x	2.5	x